Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Immunomedics, Inc. for the registration of common stock, preferred stock, debt securities, warrants and units with an aggregate initial offering price not to exceed $130,000,000 and to the incorporation by reference therein of our report dated August 22, 2013, except for Note 14 and the disclosure in Note 10 with respect to the UCB agreement as filed in Immunomedics, Inc.’s Form 10-K/A filed on March 18, 2014, as to which the date is March 18, 2014, with respect to the consolidated financial statements and schedule of Immunomedics, Inc. included in its Annual Report (Form 10-K) for the year ended June 30, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

September 15, 2014